UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:     March 31, 2009

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  ____________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  _ __________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:                                                      Western Capital Resources, Inc.
Former name if applicable:

Address of principal executive office (Street and number):      11550 I Street, Suite 150
City, State and zip code:   Omaha, NE 68137

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is not able to file its Form 10-Q within the prescribed time period because the Company’s limited number of employees, combined with its recent successful efforts to restate its financial statements for fiscal 2007 and the interim periods ended September 30, 2008, has made it difficult to coordinate and complete the required financial reporting and disclosures and proper review by the Company’s board of directors for the first quarter of 2009.  The delay could not have been avoided without unreasonable effort and expense.  Nevertheless, the Company anticipates completing such filing on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:
Paul D. Chestovich	(612) 672-8305
(Name)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:  The statements of operations (unaudited) for the period ended March 31, 2009 is expected to contain higher revenues and expenses relating to the Company’s phone and accessories business (i.e., Cricket retail stores).  This reflects the fact of the Company’s acquisition of PQH Wireless in October 2008 and subsequent acquisitions and openings of Cricket retail stores through PQH Wireless.  In sum, the Company expects that its income from stores (i.e., after store expenses) will increase by approximately $300,000 over the period ended March 31, 2008, resulting in net income before discontinued operations of approximately $240,000 for the current period compared to a net loss before discontinued operations of $(92,771) for the period ended March 31, 2008.  After giving effect to the dividend payable to the holder of our Series A Convertible Preferred Stock (which was $525,000 in both interim periods), the Company anticipates that net loss available to common shareholders will be approximately $(300,000), or approximately $(.04) per share, in the current period.  In comparison, for the period ended March 31, 2008 the Company’s net loss available to common shareholders was $(620,429), or $(0.08) per share.

Western Capital Resources, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 19, 2009	By:	/s/ John Quandahl
John Quandahl
Chief Executive Officer

          INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized  representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).